TDC rated A- with negative outlook by Standard & Poor's

COPENHAGEN, Jan. 9, 2003 (PRIMEZONE) -- TDC's (NYSE:TLD) credit rating with Standard & Poor's is un-changed at A-, but the outlook has been changed from stable to negative.

Standard & Poor's states that: "the outlook revision reflects Standard & Poor's concerns about the ability of TDC to return to credit protection ratios consistent with its current A- long-term rating in the medium term given the company's limited organic growth potential and the highly competitive nature of the group's main markets" and that "Standard & Poor's recognizes management's stated commitment to the current rating and acknowledges the group's policies toward reducing financial risk in the medium term in order to mitigate pressure on the ratings".

In March 2002, Standard & Poor's gave TDC an A- rating with stable outlook. Since then, TDC Switzerland has performed better than expected, which has more than compensated for some deterioration in TDC Tele Danmark. Thus, on November 4, TDC upgraded the Outlook 2002 for EBITDA from DKK 14.0bn to DKK 14.2bn, reflecting that TDC is performing better than foreseen in March.

TDC's 9-month 2002 figures showed EBITDA of DKK 10.6bn, up 17.5% compared with 9M 2001, net income of DKK 3.9bn (including one-time items and fair value adjustments of minority passive investments), compared with DKK 821m. TDC's capital expenditures were DKK 5.4bn (excluding share acquisitions), down 32%.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange - Reuters TDC.CO, Bloomberg TDC DC, Nominal value DKK 5, ISIN DK0010 253335, Sedol 5698790

Shares: New York Stock Exchange - Reuters TLD.N, Bloomberg TLD US, One ADS represent one half common share ISIN US8723 6N1028 Sedol 2883094

TDC A/S, Noerregade 21 0900, Copenhagen C DK-Denmark, www.tdc.com